------------------------------------------------------------
     ------------------------------------------------------------
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
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                          SCHEDULE TO/A
                          (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
    OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       ---------------------

              MORRISON MANAGEMENT SPECIALISTS, INC.
               (Name of Subject Company (Issuer))

                         YORKMONT ONE, INC.
                         COMPASS GROUP PLC
             (Names of Filing Persons (Offerors))

                      ---------------------

            COMMON STOCK, PAR VALUE $0.01 PER SHARE
    (INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR
                   PARTICIPATING PREFERRED STOCK)
                   (Title of Class of Securities)
                       ---------------------

                             618459101
             (Cusip Number of Class of Securities)

                      LAUREN A. STOERY, ESQ.
                         GENERAL COUNSEL
                     COMPASS GROUP USA, INC.
                       2400 YORKMONT ROAD
                CHARLOTTE, NORTH CAROLINA 28217
                   TELEPHONE: (704) 329-4034
    (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Filing Persons)

                            COPY TO:

                   BOYD C. CAMPBELL, JR., ESQ.
              SMITH HELMS MULLISS & MOORE, L.L.P.
                     201 NORTH TRYON STREET
                CHARLOTTE, NORTH CAROLINA 28202
                   TELEPHONE: (704) 343-2030

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS
    PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH
    WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE
    PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM
    OR SCHEDULE AND THE DATE OF ITS FILING.


Amount Previously Paid:......................  N/A
Form or Registration No.:....................  N/A
Filing Party:................................  N/A
Date Filed:..................................  N/A


[ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY
    COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER
    OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") relating to the offer by Yorkmont One, Inc., a Georgia corporation (the "Purchaser") and a wholly owned indirect subsidiary of Compass Group PLC, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Shares"), of Morrison Management Specialists, Inc., a Georgia corporation (the "Company"), at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal. This Amendment is being filed on behalf of the Purchaser and Parent.

ITEM 11. ADDITIONAL INFORMATION.

	Effective February 26, 2001, Parent was advised by the Federal Trade Commission that early termination had been granted for the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Offer and the Agreement and Plan of Merger dated as of February 6, 2001 by and among Parent, the Purchaser and the Company, as amended. The full text of the press release issued by Parent on March 1, 2001, is attached hereto as Exhibit
(a)(5)(A).


ITEM 12. EXHIBITS.

*(a)(1)(A)     Offer to Purchase dated February 16, 2001.
*(a)(1)(B)     Letter of Transmittal.
*(a)(1)(C)     Notice of Guaranteed Delivery.
*(a)(1)(D)     Letter to Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.
*(a)(1)(E)     Letter to Clients for use by Brokers, Dealers,
               Banks, Trust Companies and Other Nominees.
*(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
*(a)(1)(G)     Joint Press Release issued by Parent and the
               Company on February 6, 2001.
*(a)(1)(H)     Summary Advertisement published February 16, 2001.
 (a)(5)(A)     Press Release issued by Parent March 1, 2001.
 (b)           Not applicable.
*(d)(1)        Agreement and Plan of Merger dated as of February 6, 2001, as amended, among Parent, Purchaser and the Company.
*(d)(2)        Confidentiality Agreement dated December 4, 2000,
               between Parent and the Company.
*(d)(3)        Employment Agreement and Addendum, each dated as of
               February 5, 2001 between the Company and Glenn A. Davenport.
*(d)(4)        Employment Agreement and Addendum, each dated as of
               February 5, 2001 between the Company and K. Wyatt Engwall.
*(d)(5)        Employment Agreement and Addendum, each dated as of
               February 5, 2001 between the Company and Gary L. Gaddy.
(g)            Not applicable.
(h)            Not applicable.
----------------------------------------------------
*	Previously filed.

                               SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   YORKMONT ONE, INC.

                                   By: /s/ THOMAS G. ONDROF
                                           Thomas G. Ondrof
                                           Chief Financial Officer


                                    COMPASS GROUP PLC

                                    By:  /s/ THOMAS G. ONDROF

                                             Thomas G. Ondrof
                                             Authorized Agent

Dated: March 1, 2001

                               INDEX TO EXHIBITS


EXHIBIT NUMBER          	DOCUMENT
--------------        -----------------------------------------

*(a)(1)(A)        Offer to Purchase dated February 16, 2001.
*(a)(1)(B)        Letter of Transmittal.
*(a)(1)(C)        Notice of Guaranteed Delivery.
*(a)(1)(D)        Letter to Brokers, Dealers, Banks, Trust Companies
                  and Other Nominees.
*(a)(1)(E)        Letter to Clients for use by Brokers, Dealers, Banks,
                  Trust Companies and Other Nominees.
*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
*(a)(1)(G)        Joint Press Release issued by Parent and the Company on
                  February 6, 2001.
*(a)(1)(H)        Summary Advertisement published February 16, 2001.
 (a)(5)(A)        Press Release issued by Parent March 1, 2001.
 (b)              Not applicable.
*(d)(1)           Agreement and Plan of Merger dated as of February 6, 2001, as amended, among Parent, Purchaser and the Company.
*(d)(2)           Confidentiality Agreement dated December 4, 2000,
                  between Parent and the Company.
*(d)(3)           Employment Agreement and Addendum, each dated as of
                  February 5, 2001 between the Company and Glenn A. Davenport.
*(d)(4)           Employment Agreement and Addendum, each dated as of
                  February 5, 2001 between the Company and K. Wyatt Engwall.
*(d)(5)           Employment Agreement and Addendum, each dated as of
                  February 5, 2001 between the Company and Gary L. Gaddy.
(g)               Not applicable.
(h)               Not applicable.
----------------------------------------------------
*	Previously filed.